Preferential Equities Corp.
P.O. Box 741
Bellevue, WA 98004

December 4, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Preferential Equities Corp. Registration Statement on Form 10-SB File No. 000-52331

Ladies and Gentlemen:

Preferential Equities Corp., a Nevada corporation (the "Registrant"), hereby makes this application to withdraw the Registration Statement on Form 10-12G, File No. 000-52331 filed by the Registrant with the Securities and Exchange Commission (the "Commission"), together with all exhibits thereto (the "Registration Statement"). The Registrant is withdrawing the Registration Statement because the document was filed under the wrong EDGAR filing form by our EDGAR Filer. The Registrant intends to refile its Form 10-SB using the correct EDGAR filing form 10SB-12G in order to register its common stock under Section 12(g) of the Act: under the Securities Exchange Act of 1934.

The undersigned, on behalf of the Registrant, respectfully requests that the Commission grant the application of the Registrant to have the Registration Statement withdrawn and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been "Withdrawn upon request of the registrant, the Commission consenting thereto."

Very truly yours,
PREFERENTIAL EQUITIES CORP.
/s/ Harry Miller
Harry Miller
President, Chief Executive Officer Treasurer and Director